UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

1 October 2012

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 2,

Telecom Place

167 Victoria Street West

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report on Form 6-K contains the following:

1. Stock Exchange Announcement – Tristan Gilbertson to depart Telecom

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 1 October 2012	By:	/s/ Tristan Gilbertson

	Name:	Tristan Gilbertson
	Title:	Group Company Secretary

STOCK EXCHANGE ANNOUNCEMENT 1 October 2012

Tristan Gilbertson to depart Telecom

Telecom has today announced that Tristan Gilbertson, Group General Counsel, will be leaving the company. Tristan has decided following demerger that he is ready for his next challenge outside of Telecom.

Tristan has been with Telecom since July 2008 and is responsible for Telecom’s corporate services functions, which include legal, communications, regulatory affairs and risk and audit.

“I would like to thank Tristan for his contribution over a period of immense change for Telecom, which included the successful execution of a world-first demerger and the establishment of Telecom as a stand alone service provider,” said Simon Moutter, Telecom CEO.

“This is testament to the skills and commitment Tristan has brought to his role over the last four and a half years.

“Given Tristan’s departure I will take the opportunity to consider how these key functions can best serve a retail focused service provider. I will be working with Tristan on this before his departure.”

– ends –

For media queries, please contact:

Morag Ingram

+64 (0) 272666967

For investor queries, please contact:

Mark Laing

GM Capital Markets

Telecom New Zealand

+64 272275890

Telecom Corporation of New Zealand Limited ARBN 050 611 277

Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand